

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 8, 2014

Michael K. Hoffman
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036

Re: Guggenheim Credit Allocation Fund
        File Nos.: 333-198646, 811-22715

Dear Mr. Hoffman:

On September 8th, 2014, your firm filed a registration statement on Form N-2 (the "Registration Statement") on behalf of Guggenheim Credit Allocation Fund (the "Fund"), a closed-end investment company registered under the Investment Company Act of 1940 (the "1940 Act"), in connection with a shelf registration of common shares under the Securities Act of 1933 (the "1933 Act"). We have reviewed the Registration Statement and our comments are set forth below. For convenience, we have used the captions, page numbers and defined terms used in the Registration Statement.

COVER PAGE

1.   In the fifth (bolded) paragraph, please enhance the disclosure regarding securities of below investment grade quality by adding disclosure stating that these securities are commonly referred to as "junk."

2.   The disclosure provides, "[t]o the extent that the Fund invests in synthetic investments with economic characteristics similar to credit securities, the value of such investments will be counted as credit securities for purposes of the Fund's policy of investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in credit securities." Please enhance this disclosure by providing examples of the types of synthetic instruments that the Fund may use to gain economic exposure to credit securities.   In addition, please supplementally confirm that the market (or fair) value of derivative instruments, rather

than the notional value, will be used by the Fund for purposes of determining satisfaction of the 80% test.

3.   In the paragraph entitled "Financial Leverage," the disclosure provides that, as of May 31, 2014, the Fund had reverse repurchase agreements outstanding representing Financial Leverage equal to approximately 25% of the Fund's Managed Assets. This disclosure, without a statement to the contrary, suggests that there are no other forms of leverage (i.e., Indebtedness or Preferred Shares).   If true, please include disclosure that, as of May 31, 2014, the Fund did not have any Indebtedness or Preferred Shares outstanding.

4.   At the end of the paragraph entitled "Common Shares," the disclosure provides the net asset value of the Common Shares and the last reported sale price of the Common Shares on the NYSE. Please consider enhancing this disclosure by also providing the discount or premium to net asset value (expressed as a percentage).

PROSPECTUS

Investment Portfolio (Page 3)

5.   The disclosure provides that, "[f]or purposes of applying the Fund's credit quality policies, in the case of securities with multiple ratings (i.e., a security receiving two or more different ratings from two or more different NRSROs), the Fund will apply the highest of the applicable ratings."   Please supplementally explain why this default approach is appropriate without (as the disclosure seems to suggest) taking into consideration the Adviser's own credit analysis when presented with different ratings across several rating organizations.

Leverage (Page 6)

6.   In the penultimate paragraph in this section, please revise the disclosure with respect to the Fund's earmarking/segregation policy to specifically address the Fund's polices with respect to credit default swaps sold by the Fund. In addition, at the end of the last sentence, please enhance the disclosure by providing, "and other requirements of the 1940 Act" or comparable disclosure.

Special Risk Considerations (Generally) (Page 8)

7.   The Fund's registration statement on Form N-2, which was declared effective on June 25, 2013, contained risk disclosure with respect to market disruption and geopolitical instability. We have noticed that neither this nor comparable risk disclosure is included in the Registration Statement.   Please consider incorporating comparable risk disclosure into the Registration Statement discussing, for example, geopolitical instability that may adversely affect markets, such as the situation in the Ukraine and turmoil in the Middle East.

Special Risk Considerations – Credit Securities Risk (Page 9)

8.   In light of the Federal Reserve Board's tapering of quantitative easing and the possible rise in interest rates, along with changes in the size and structure of the bond market (see generally IM Guidance Update No. 2014-1 (January 2014)), please consider separate risk disclosure addressing the possibility of heightened volatility, reduced liquidity and valuation difficulties that may impact fixed income markets.

Summary of Fund Expenses (page 36)

9.   The disclosure regarding the Fund's investment strategy states that the Fund may obtain investment exposure by investing in other investment companies. We note the absence of the Acquired Fund Fees & Expenses ("AFFE") line item from the Fund's expenses table. Please confirm in your response letter that the Fund will not in the upcoming year make investments at the level that triggers the need for an AFFE line item. If no such line item is required, please indicate in your response letter that any AFFE is nonetheless included in "Other Expenses," or that the Fund does not intend to continue to invest in any "Acquired Funds."

Use of Financial Leverage – Indebtedness (page 62)

10.   With respect to the Fund's Committed Facility Agreement with BNP Paribas, the disclosure provides that borrowings under the committed facility are collateralized by portfolio assets which are maintained by the Fund in a separate account with the Fund's custodian for the benefit of the lender, and that such securities deposited in the collateral account *may be rehypothecated* by BNP Paribas [emphasis added]. Please supplementally explain why such rehypothecation is consistent with the custody requirements of the 1940 Act and staff guidance.

STATEMENT OF ADDITIONAL INFORMATION

Management of the Fund – Board of Trustees (page S-14)

11.   In the table providing information with respect to the Trustees, the heading of the column including Donald C. Cacciapaglia should indicate that he is an "interested" (rather than independent) trustee. Please revise accordingly.

FORM OF PROSPECTUS SUPPLEMENT

12.   Please replace the following sentence with the expanded disclosure currently found on the cover page of the Prospectus which discusses (among other things) the utilization of leverage and investment in securities rated below investment grade (i.e., junk):   "Investing in the Fund's Common Shares involves certain risks."

GENERAL COMMENTS

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement (including the Prospectus Supplement and all future prospectus supplements). We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion will be filed with a post-effective amendment regarding each such future offering of common shares. *See* Staff Legal Bulletin 19 (Oct. 11, 2011), text at note 26. In addition, please state in your response letter the procedure to be followed to obtain FINRA review and clearance of the filing, including the form of prospectus supplements, regarding the Fund's contemplated offerings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending Registration Statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * *

Should you have any questions regarding this letter, please contact me at (202) 551-6967.

Sincerely,
Derek B. Newman